

November 15, 2010

Via Facsimile and U.S. Mail
Mr. Jeffrey C. Smith
Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022

> **Re: Cypress Bioscience, Inc.**
> **Amendment No. 6 to Schedule TO-T**
> **Filed November 3, 2010 by Ramius Value and Opportunity Master Fund Ltd., Ramius Navigation Master Fund Ltd., Ramius Enterprise Master Fund Ltd., Ramius Value and Opportunity Advisors Fund LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP., Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RGG Holdings LLC, and C4S & Co., LLC.**
> **File No. 5-35589**

Dear Mr. Smith:

We have limited our review of the amended filing to those issues we have addressed in our comments.

Schedule TO-T/A

General

1. Please revise your disclosure to disclose, if true, that there are no agreements, understandings or arrangements between the filing persons and Royalty Pharma, whether written or oral, involving the future acquisition by Royalty Pharma of any equity interest in the target company following the completion of the tender offer. Further, please revise to disclose if true, that there are no agreements, understandings or arrangements, whether written or oral, regarding the appointment of any designees nominated by Royalty Pharma to the Board of Directors of the target company following the completion of the tender offer. We may have further comment.

2. We note your responses to prior comments 2 and 3. Your responses highlight

your reliance on the commitment by Royalty Pharma to fund $125 million of the offer and asserts that Royalty Pharma is acting as the "functional[] equivalent" of a lender. Notwithstanding your assertion, given the extent of the financing being provided by Royalty Pharma and its status as a non-commercial lender, information regarding Royalty Pharma's financial ability to fund the offer is material information that should be disclosed to securityholders. Please revise to disclose how Royalty Pharma intends to fund its commitment and/or Royalty Pharma's source of funds. We may have further comment. Refer generally to Item 1011(b) of Regulation M-A.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel

Cc (via facsimile):   Steve Wolosky, Esq.
                           Olshan Grundman Frome Rosenzweig & Wolosky LLP